SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 10
                                    --------
                                 NAVISITE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    63935M109
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                                 (CUSIP Number)

                                  Arthur Becker
                               20 East 66th Street
                               New York, NY 10021
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 18, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         CUSIP No. 63935M109
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Atlantic Investors, LLC
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- ------------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  13,841,028
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  13,841,028
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  13,841,028
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)              [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  39.2%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  OO
--------------------------------------------------------------------------------

Introduction:

This Amendment No. 10 to Schedule 13D (the "Amendment") is being filed by Atlantic Investors, LLC (the "Reporting Person") to disclose certain updated information and the percentage beneficial ownership held by the Reporting Person.

Item 5.  Interest in Securities of the Issuer

(a) As of June 18, 2008, the Reporting Person in the aggregate beneficially owned 13,841,028 shares of the Issuer's Common Stock, representing approximately 39.2% of the outstanding Common Stock (based on 35,305,578 shares outstanding as disclosed in the Form 10-Q filed by the Issuer on January 31, 2008).

     The Reporting Person, in the management of its working capital requirements and those of its investors, from time to time pledged a portion of its holdings in the Issuer's Common Stock to support credit arrangements. Those arrangements were generally structured to retain beneficial ownership of any pledged shares for the Reporting Person.

     The Reporting Person files this Amendment to disclose that it has terminated all borrowing facilities that used some of the Issuer's shares owned by the Reporting Person as collateral. The Reporting Person has repaid in its entirety a previously outstanding margin loan with an Investment Bank. In addition, the Reporting Person has terminated its arrangements with another lender from which it had borrowed $6.5 million on a limited recourse basis. The lender has informed the Reporting Person that it has sold the 1,254,800 shares of the Issuer (the "Loan Shares") the lender was holding in connection with the loan, which was otherwise without recourse to the Reporting Person, but the lender did not disclose to the Reporting Person the date and the price of the sale. The Reporting Person did not authorize such sale, has determined not to do any further business with such lender, and is investigating its legal rights and remedies with respect to such lender's unauthorized sale of the Loan Shares. The Reporting Person is reporting such unauthorized sale by lender as a non-sale disposition as of June 18, 2008, the date it has determined not to repay such loan. This Amendment discloses the Reporting Person's current holdings of the Issuer's shares, none of which is subject to any lending or other security arrangements.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2008

ATLANTIC INVESTORS, LLC
a Delaware Limited Liability Company

By: Unicorn Worldwide Holdings Limited, a Managing Member

         By: /s/ Simon McNally
         --------------------------------
         Name:   Simon McNally
         Title:  Director